

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

Via e-mail
William P. Schultz
General Counsel
Jason Industries, Inc.
411 East Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202

> **Re: Jason Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2014**
> **File No. 333-197412**

Dear Mr. Schultz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are seeking to register for resale shares of common stock issuable upon conversion of up to 21,868 shares of Series A Convertible Preferred Stock that you may issue over the next five years as dividends. Please note that it is not appropriate to register the resale of shares of common stock underlying Series A Convertible Preferred Stock that has not yet been issued. Please revise accordingly.

2. It does not appear to be appropriate to register the resale of shares of common stock that may be issued upon the exercise of exchange rights by the Rollover Participants, as these shares are not outstanding and the Rollover Participants have not made the decision to exercise their exchange rights. Please revise.

Selling Security Holders, page 143

3. You state that the table of selling security holders includes the shares of Common Stock being offered for resale that may be issued upon conversion of your Series A Convertible Preferred Stock. However, the total number of shares of common stock to be offered, as shown in the table (10,768,956), only appears to include the Rollover Shares, founder shares and IPO Placement Shares. Please reconcile.

4. Please complete the table on page 145 to provide the information required by Item 507 of Regulation S-K regarding the security holders selling Series A Convertible Preferred Stock.

Undertakings, page II-3

5. Please revise your disclosure to include the undertaking in Rule 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at 202-551-3791 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director